FORM 3 INITITAL STATEMENT  OF BENEFICIAL OWNERSHIP

                                    AMENDMENT NO. 1

             Filed pursuant to Section 16(a) of the Securities Exchange
                  Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of the
                           Investment Company Act of 1940

            1.  Name and Address of Reporting Person

            Texas Country Gold Development, Inc.
             (Last)                    (First)                       (Middle)

            2415 Midway Road Suite 115
                             (Street)

            Carrollton                        Texas                   75006
            (City)                           (State)                  (Zip)

            2.   Date of Event Requiring Statement
                 (Month/Day/Year)

                 2/99

            3.  IRS or Social Security
                 Number of Reporting
                 Person (Voluntary)


            4.   Issuer Name and Ticker or Trading Symbol

            WINCROFT, INC.  WINN

            5. Relationship of Reporting Person to Issuer (Check all applicable)

                 ____Director        ___X__10% Owner
                 _____Officer (give  _____Other (specify
                                          title              below)
                                           below)

            6.  If Amendment,
                 Date of Original
                 (Month/Year)


             Table 1 - New-Derivative Securities Acquired, Disposed of,
                                or Beneficially Owned

            1.  Title of Security  (Instr. 3)


            Common Stock

            2.  Amount of Securities Beneficially Owned (Instr. 4)

                 700,000

            3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

                      (D)

            4.  Nature of Indirect Beneficial Ownership (Instr. 5)




             Table II - Derivative Securities Acquired, Disposed of, or
                                 Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible
                                     securities)


            1.  Title of Derivative Security  (Instr. 3)


            2.  Date Exercisable and Expiration Date (Month/Day/Year)


            3.  Title and Amount of Securities Underlying Derivative Security
                           (Instr. 4)

            4.  Conversion or Exercise Price of Derivative Security

            5.  Ownership Form of Derivative Security:  Direct (D) or
               Indirect (I)tr. 3,4, and 5)


            6.  Nature of Indirect Beneficial Ownership (Instr. 5)



            Explanation of Responses:






            BY:  Texas Country Gold Development, Inc.
                 /S/ Daniel Wettreich, Director